Mauricio J. Rauld, Esq.

5020 Campus Drive, Suite 747

Newport Beach, CA 92660

530-868-6476

April 27, 2020

Michael Cobb

Legacy Teak, LLC

30 N Gould Street, STE R

Sheridan, WY 82801

RE: Regulation A Offering Statement for Legacy Teak, LLC, a Wyoming limited liability company (the "Company")

Dear Ladies and Gentlemen:

This opinion is submitted pursuant to the applicable rules of the Securities and Exchange Commission with respect to the application for sale of up to $1,100,800.00 of Class A Membership in the Company (the “Offering”).

In connection therewith, we have examined and relied upon original, certified, conformed, Photostat or other copies of the following documents:

i.The Articles of Organization of the Company;

ii.   The Offering Statement and the Exhibits thereto; and

iii.  Such other records, documents, statutes and decisions as we have deemed relevant in rendering this opinion.

In all such examinations, we have assumed the genuineness of all signatures on original documents, and the conformity to the originals or certified documents of all copies submitted to me as conformed, Photostat or other copies. As to the various questions of fact material to this opinion, We have relied, to the extent we deemed reasonably appropriate, upon representations or certificates of officers or directors of the Company and upon documents, corporate records and instruments furnished to me by the Company, without independently checking or verifying the accuracy of such documents, records and instruments.

Based on the foregoing, we are of the opinion that the Offering, upon the effectiveness of the offering statement and when sold, will be validly issued, fully paid, and non-assessable.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the use of our name under the caption "Opinion of Counsel" in the prospectus comprising part of the Offering Statement.

Sincerely yours,

   ____

Name:  Mauricio J. Rauld, Esq._____